UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14F-1
______________________

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NATURE’S CALL BRANDS INC.
(Exact name of registrant as specified in its charter)

Nevada	27-1269503
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2625 Butterfield Road, Suite 138S
Oak Brook, IL  60523
 (Address of principal executive offices) (Zip code)

630.574.0226
(Registrant’s telephone number, including area code)

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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NATURE’S CALL BRANDS INC.
2625 Butterfield Road, Suite 138S
Oak Brook, IL  60523

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

September 3, 2010

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Nature’s Call Brands Inc., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about September 3, 2010, by our company to the holders of record of shares of our common stock as of the close of business on August 27, 2010, 2010. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designee named herein will be appointed to the board of directors (the “Effective Date”).

Pursuant to the terms of the Affiliate Stock Purchase Agreement (the “Agreement”) dated September 3 2010 between Robbie Manis and Andrian Burenta, Inga Cebanu and Pavel Krykov, Robbie Manis purchased 6,000,000 shares of common stock from the following persons:

Andrian Burenta	2,500,000 shares
Inga Cebanu	1,000,000 shares
Pavel Krykov	2,500,000 shares

The purchase price of the shares was $60,000, which was paid in cash and by the personal funds of Mr. Manis.

Robbie Manis now owns 6,000,000 of our shares of common stock, which is 66.3% of our issued and outstanding shares of common stock as of September 3, 2010.

Effective September 3, 2010, Andrian Burenta resigned as our President and Chief Executive Officer and Inga Cebanu resigned as our Secretary, Treasurer and Chief Financial Officer.  Also, effective September 3, 2010, Mr. Manis was appointed as our President, Treasurer, Secretary, Chief Executive Officer, Chief Financial Officer and to our company’s board of directors, which increased the current board of directors to four members.

Andrian Burenta, Inga Cebanu and Pavel Krykov wish to resign as directors of our company, which would result in Mr. Manis being the sole director of our company.  The resignations will be effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF ROBBIE MANIS TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our company is authorized to issue 75,000,000 shares of common stock, par value of $0.001 per share. On September  2, 2010, there were 9,050,000 shars of our common stock issued and outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 3, 2010, certain information regarding the beneficial ownership of our company’s common stock.  The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common Stock; (ii) each of our current directors and officers; and (iii) all of our current officers and directors as a group.  The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.  Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of September 2, 2010 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name and Address of Beneficial Owner	Number of Shares	Percentage(1)

Andrian Burenta KV.150-D.9 Ul.Druzbi Dubkimoscow Obl.	Nil	N/A
Inga Cebanu Ul.Slavyanski Blvd. D.5K.1 Moscow 121352	Nil	N/A
Pavel Krykov Ul.Geogezicheskaya 23.29 Novosibirsk 630087	Nil	N/A
Robbie Manis 346 Lazard Avenue Mount Royal, QC H3R 1P3	6,000,000	66.3%
Executive Officers and Directors as a Group (four persons)	6,000,000	66.3%
* Denotes less than 1%

(1)
Beneficial ownership percentage is based on 9,050,000 shares of common stock as of September 2, 2010.  Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 2, 2010.  The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

CHANGE OF CONTROL

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this Information Statement.  All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Age	Date First Elected or Appointed
Andrian Burenta(1)	Director	33	December 3, 2007
Inga Cebanu(2)	Director	26	August 2008
Pavel Krykov(3)	Director	73	December 24, 2008

(1)           Andrian Burenta resigned as the President and Chief Executive Officer of our company on September 3, 2010 and will resign as a director of our company on the Effective Date.

(2)           Inga Cebanu resigned as the Secretary, Treasurer and Chief Financial Officer of our company on September 3, 2010 and will resign as a director of our company on the Effective Date.

(3)           Pavel Krykov will resign as a director of our company on the Effective Date.

The following individual will serve as our sole director and executive officer of our company upon the Effective Date:

Name	Position Held with our Company	Age	Date First Elected or Appointed
Robbie Manis(1)	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and Director	42	September 3, 2010

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Mr. Andrian Burenta was our President and Chief Executive Officer from inception on December 3, 2007 to September 3, 2010 and has been a member of our board of directors since December 3, 2007.  He graduated from Army Command and General Staff College and served in the Army until 2002.  After he ended his military career, Mr. Burenta started his own construction company where he served as C.E.O. and general manager for the past five years. His company was involved in a number of construction projects including several joint venture residential developments as well as commercial renovation projects in Moscow. Mr. Burenta is not an officer or director of any other reporting company.

Mrs. Inga Cebanu was our Secretary, Treasurer and Chief Financial Officer from August 2008 to September 3, 2010 and has been a member of the board of directors since August of 2008.  From March 2002 to August 2007, Mrs. Cebanu held various positions in the construction industry in project management teams and was responsible for managing all phases of residential and commercial construction projects.

Mr. Pavel Krykov has been a director of our company since December 24, 2008.  He graduated from the Novosibirsk College of Civil Engineering and has been working for engineering companies as a professional engineer designing water supply and water treatment systems for over 25 years.  His duties as a professional engineer included designing projects, preparing, reviewing, and negotiating cost estimates, drafting plans/specifications, and collecting site data.  His duties in supervisory capacity included overseeing the construction of municipal buildings, directing and managing departmental personnel, including building inspectors, clerical personnel and enforcing building codes and regulations.  Since 1998 to present Mr. Krykov has held the position of Supervisor of Building division for City Hall of Kaliniski District of Novosibirsk, the third largest city in Russia.  He is responsible for administering the Building Code and other applicable laws.  Mr. Krykov is also responsible for the inspection of new construction and developments. Mr. Krykov is not an officer or director of any other reporting company.

Mr. Robbie Manis has been our President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and a director of our company since September 3, 2010.  Mr. Manis is a seasoned finance professional.  Since 2006, he has served as the Chief Financial Officer and director of Big Stick Media Corporation (“BSM”).  In this role, Mr. Manis has overseen all aspects of BSM’s financial and reporting obligations, its fund raising efforts, liaison with its public shareholders and regulatory responsibilities.  Prior to his involvement with BSM, Mr. Manis was engaged in a number of financial capacities including project finance, structured finance, private equity and taxation. He brings significant background as well as business and public company experience to his new position with the Company.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.
any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Legal Proceedings

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended November 30, 2009. All proceedings of the board of directors were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

As of the date of this Information Statement, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

As of the date of this Information Statement, our board of directors has determined that Mr. Krykov qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Upon his resignation expected 10 days after this form 14f-1 is filed and mailed, no director will qualify as “independent”.

None of our directors qualify as an “audit committee financial expert”.  We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as set out below, since the beginning of our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

The former President and the former Chief Financial Officer of our company provide management services to our company. During the year ended November 30, 2009, management services of $2,500 (November 30, 2008 - $0) were charged to operations.

A director of our company provides consulting services to our company.  During the year ended November 30, 2009, consulting services of $2,700 (November 30, 2008 - $0) were charged to operations.

As of November 30, 2009, our company owed to directors of our company $2,689 for management, consulting and loans for working capital purposes. Such loans are unsecured, non-interest bearing, and have no terms for repayment.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets out the details of the executive compensation paid to our executive officers during our last fiscal year ended November 30, 2009.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Andrian Burenta President, Chief Executive Officer and Director(1)	2009	-	-	-	-	-	-	1,750(2)	1,750(2)
Inga Cebanu Secretary, Treasurer, Chief Financial Officer and Director(3)	2009	-	-	-	-	-	-	750(4)	750(4)

(1)
Andrian Burenta was our president and chief executive officer from December 3, 2007 to September 3, 2010 and has been a director of our company since December 3, 2007.  Mr. Burenta will resign as a director of our company on the Effective Date.

(2)
Mr. Burenta provides management services to our company as per unwritten arrangement with our company. These services include: overseeing daily operations; corresponding with customers, vendors, professional firms and regulatory authorities; identifying potential products for our portfolio; monitoring our company’s reporting and compliance activities. During the year ended November 30, 2009, management services of $1,750 were charged to operations.

(3)
Inga Cebanu was our secretary, treasurer and chief financial officer from August 2008 to September 3, 2010 and has been a director of our company since August 2008.  Mrs. Cebanu will resign as a director of our company on the Effective Date.

(4)	Mrs. Cebanu provides management services to our company. During the year ended November 30, 2009 management services of $750 were charged to operations.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers in the fiscal year ended November 30, 2009. There were no options exercised by any officer or director of our company during the fiscal year ended November 30, 2009.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Compensation of Directors

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Pavel Krykov Director(1)	2009	-	-	-	-	-	-	2,700(2)	2,700(2)

(1)	Pavel Krykov has been a director of our company since December 24, 2008. Mr. Krykov will resign as a director of our company on the Effective Date.

(2)
Mr. Krykov provides consulting services to our company as per unwritten arrangement with our company. These services include: corresponding with customers, vendors and professional firms. During the year ended November 30, 2009, we incurred $2,700 in consulting fees with Mr. Krykov.

Other than the consulting fee paid to Mr. Krykov, we have no formal plan for compensating our directors for service in their capacity as directors, although our directors may in the future receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee in the event that one is established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. During the year ended November 30, 2009, we incurred $2,700 in consulting fees with Mr. Krykov.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NATURE’S CALL BRANDS INC.

/s/ Robbie Manis
ROBBIE MANIS
President, Chief Executive Officer and Director

Dated:  September 3, 2010

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